FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press release dated April 3, 2020

Item 1

Ana Botín calls for Europe to show ‘more solidarity’ in response to the coronavirus crisis and asks for more support for businesses to protect employment and to enable a faster recovery

•	“Most businesses require government support to keep jobs in an environment where activity has plummeted. This is the way to recover more quickly from the economic crisis created by a health crisis,” Santander’s Group executive chairman Ana Botín said in her speech at the Annual General Meeting.

•	Botín said: “Europe cannot be left behind in this crisis. Now is the time for Europe to rise to the occasion and lead a faster and more coordinated response. It is time to show the most caring face of Europe. This is what will reinforce the confidence of all citizens in the European project to continue advancing it. Without solidarity there is no union.”

•	“We must plan, as soon as possible, to return the young and those that are already immunized to work, while also ensuring that the most vulnerable to the disease remain protected.”

•	Ms Botín explained that the board’s decision to cancel payment of the 2019 final dividend was in response to the European Central Bank’s recommendation.

•	She recalled that the Group has agreed to cancel its 2020 interim dividend payment and its dividend policy for the year, while reiterating that the bank is comfortable with its capital levels and buffers. She said the Group would reassess its medium term goals once the situation stabilizes.

•	“This crisis is not a financial crisis, like in 2008. Today, banks are part of the solution”, Ana Botín said.

Madrid, 3 April 2020 - PRESS RELEASE

Banco Santander’s Group executive chairman, Ana Botín, today called on Europe to lead “a faster and more coordinated response” to the COVID-19 health crisis and asked for greater support for businesspeople “to keep jobs in an environment where activity has plummeted.” She said this is the way to recover more quickly from a health crisis which is resulting in “economic and social distress on a scale we have not seen in generations.”

Botín spoke today at the Group’s Annual General Meeting, which approved the 2019 annual results. Due to mobility restrictions applied as a result of the State of Emergency declared in Spain, the event took place for the first time in Boadilla del Monte (Madrid), instead of the city of Santander, where the AGM traditionally takes place, and with shareholders participating entirely remotely.

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Ana Botín said: “It is time to show the most caring face of Europe, giving an adequate fiscal response similar to that given by the European Central Bank (ECB), to reinforce the confidence of all citizens in the European project to continue advancing it. Governments must provide businesses and families the liquidity they require to handle the next few months so that the economic crisis is as short as possible, and business destruction is avoided”.

“From now on, with continued collaboration between the authorities and the private sector, and as some countries that are ahead have done, we must plan, as soon as possible, to return the young and those that are already immunized to work, while also ensuring that the most vulnerable to the disease remain protected,” she said.

“This crisis is not a financial crisis, like in 2008”, but there are lessons we can take from what happened then. “In this global crisis, we need global, coordinated action”. She emphasized the strength of the financial industry, which is now “prepared to tackle global challenges like coronavirus”. She also highlighted the role Banco Santander is playing in helping fight the crisis and to protect its employees, customers, shareholders and the communities where the Group operates.

Changes to the dividend policy

As a result of this crisis, on Friday 27 March 2020, the ECB issued a recommendation urging financial institutions to preserve as much capital as possible given the uncertainty resulting from the COVID-19 emergency. Santander’s executive chairman explained in her speech that the board of directors shares this view and announced on 23 March 2020, before the ECB’s announcement, to cancel the interim dividend charged against 2020 and suspend its decision on 2020 dividends until there is more clarity regarding the impact of the crisis.

Following the ECB’s recommendation, which requires the banks under its supervision to preserve capital by cancelling the payment of dividends against 2019 and 2020 earnings, the board has decided to cancel its dividend policy for 2020. This means that Santander will be able to lend an additional €60 billion.

Furthermore, on Thursday this week, in light of the ECB’s recommendation, the board agreed to suspend the final dividend charged against 2019 earnings. The bank also said it would continue to review the development of the crisis and hold a further general shareholders meeting, expected in October 2020, to consider a dividend payment if the uncertainties relating to the COVID-19 crisis are resolved.

Ana Botín said: “I realise that for many thousands of people for whom the dividend is especially important, this is not good news and may add to financial worries at a bad time. The board and I must consider, when making this kind of decision, not just the interests of all shareholders, but also society in general, prioritizing the sustainability of the Group in light of regulatory recommendations.” She added: “By helping people and businesses now, we will help the economy get back on its feet faster, help people back into work, and help generate the growth that will power our business – as well as deliver shareholder returns – in the future.”

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With regard to capital, Santander’s executive chairman said she was confident that the bank’s Q1 CET1 ratio will be in line with that of 2019, including the impact of the inorganic transactions closed in the first quarter. The remaining targets set out at Santander’s 2019 Investor Day will be reassessed once the uncertainties relating to the COVID-19 pandemic are resolved.

“Businesses are part of the solution”

Ana Botín mentioned in her speech some of the initiatives launched at a global level to respond to the challenges resulting from the COVID-19 pandemic. With regard to employees, she highlighted that the bank’s investment in technology in recent years has allowed more than 100,000 colleagues to work from home, protecting the operational and business continuity of the bank. In addition, in the most affected countries the bank has temporarily closed a significant part of its branch network to minimize employee exposure while continuing to serve customers. She said that “each of us has an individual responsibility in this crisis: from how we live to how we engage with others and how we can make a difference. Businesses are part of the solution.”

Santander has committed not to carry out any redundancy plans in Spain and other countries. Commenting on this in her speech, Ms Botin said, “it is essential that those that can do it, maintain employment now, so people who work in the bank can count on their salary and help those close to them. To get out of the economic crisis as soon as possible, we need businesses which invest and create jobs,” she said.

She also referred to the fund created by the bank to support the crisis response, called 'Together', which will be worth at least €25 million and used to purchase and donate medical equipment to help limit the spread of the virus. The fund will be financed through a voluntary reduction in compensation from the management team and the board, and this will be complemented by voluntary donations from the rest of the bank’s employees.

In relation to Santander's role in helping those groups most affected by this crisis, Ana Botin said, “We have a responsibility to do all we can to support our customers, both individuals and businesses.”

Commenting on the bank’s ability to host the AGM remotely, she said: “Back in 2005, Banesto was one of the first Spanish company to allow not only proxies and electronic voting, but also online shareholder attendance, with the ability to exercise their rights fully. Today, at Banco Santander, we have bylaws and regulations that mean that we can continue to meet, even at moments of crisis like this. Holding this meeting proves that we were ready to continue working for society even under circumstances like these.”

2019 results

In her speech, Ana Botín analysed the 2019 results, which have allowed the Group to generate growth, profitability and strength, in a responsible way. She highlighted that Santander's loyal and digital customers grew by 9% and 15% respectively in 2019, while revenues reached a record EUR 49,494 million. She also noted the improvement in profitability and cost control, which enabled Santander to finish the year as one of the most efficient banks among its peers. As a result, “we have been able to

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deliver year-on-year growth in ordinary attributable profit of 3%, over 8.2 billion euros, and a return on tangible equity of 11.8%, amongst the best in our sector,” Botín said.

Santander capital ratio increased to 11.65% at 31 December 2019 after a record year of organic generation. “These are strong capital levels and give us a buffer in excess of regulatory requirements which is critical as we face the current crisis,” Botin remarked, adding: “We have proven that doing business the right way, the responsible way, works.”

Among other strategic priorities, the executive chairman of Banco Santander stressed the bank’s determination to become a more diverse company. The bank has set a target of having at least 30% of its executive roles being held by women by 2025. In her speech, Ms Botin highlighted that in 2019 the Dow Jones Sustainability Index recognised Santander as the most sustainable bank in the world. She also said that Santander would continue to prioritise actions to support the fight against climate change by mobilising funds to help the shift toward a more sustainable economy.

Goal: increase profitability

“The decisions we have taken in the last five years, and our execution of those decisions, has positioned us well – both in terms of weathering the storm of coronavirus, and ensuring we have a strategy to deliver sustainable growth, and increase profitability, once the storm has past,” said Botín, who noted that since 2013 Santander has almost doubled its ordinary profit (from EUR 4,200 million to EUR 8,200 million), increasing the return on tangible capital by 220 bps to 11.8%.

Ms Botin said that the medium-term strategic objectives will be reviewed once the economic impact of the crisis is clear, but stressed that the pillars on which the Group's strategy stands remain unchanged: improving operating performance, optimising capital allocation to the regions and businesses that generate the highest returns and accelerating the Group's transformation.

“Implementing our plans for digital transformation is critical because, when the crisis of the coronavirus passes, the pace of change will pick up once again. And given so many people have come to rely on digital banking during the crisis, the change is likely to accelerate,” she said. “Based on leading indicators and past experiences, we need to be prepared to face a profound contraction in global GDP in the first half of the year. From there, the economy could go through a significant recovery, but not as intense as the contraction in the first half of the year,” she said.

The chairman confirmed in her speech that the underlying results of the first quarter will be in line with those of the first quarter of 2019, with the crisis having a limited impact during the first three months of the year. Botín said the average daily loan volume in March increased 16% compared to February, which “shows that we are already supporting our customers.”

“One thing is very clear and rock solid: we are making the utmost effort and our priority is to fulfil Santander’s commitments to support our teams, customers and society. And that is in the interest of all our shareholders,” she said.

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José Antonio Álvarez: “The Group is prepared for this situation”

Banco Santander's CEO, José Antonio Álvarez, highlighted the Group's growth in 2019, despite the economic slowdown, and also said that the bank had seen normal activity trends for most of the first quarter of 2020. Mr. Álvarez said that, given the present uncertainties, the bank is ready for both a shorter economic impact with rapid recovery, as well as a scenario where the crisis lasts for a longer period of time with the impact extending into next year.

“The Group is prepared for this situation and, since the start of the crisis, it has rolled out its protocols across all countries, activating the corporate and local crisis committees set up to provide a firm and co-ordinated response on all fronts, with two main objectives; taking care of our employees and ensuring service to our customers,” explained the CEO, who also stressed that the bank's liquidity and solvency positions “enable us to support businesses and families.”

Shareholders’ meeting agreements

In addition to the 2019 accounts, the AGM approved the re-election of Ana Botín, Rodrigo Echenique, Esther Giménez-Salinas and Sol Daurella; the appointment of Luis Isasi, who will also be non-executive chairman of Santander Spain, as a non-executive director; the appointment of Sergio Rial, CEO of Santander Brazil, as an executive director; and the ratification of the appointment and re-election of Pamela Walkden. Botín said that these appointments strengthen the board’s banking experience and skills. The appointments of Isasi and Rial are subject to regulatory approvals.

Shareholders also approved the renewal of the accounts external auditor for 2020, as well as the directors' remuneration schemes and the annual report on directors' compensation.

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Important information

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this document that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) as Other Relevant Information on 28 February 2020. This document is available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries

Forward-looking statements

Santander cautions that this documents contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this document and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this document, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake

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any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the

U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this document should be construed as a profit forecast.

Third Party Information

In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 3, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer